Exhibit A

OFFERING MEMORANDUM DATED APRIL 1, 2022

PART II OF FORM C

CalTier, Inc



5965 Village Way Ste 105-142
San Diego, CA 92130
(619) 344-0291

www.CalTierRealty.com

Maximum Offering Amount: $5,000,000[1]
Offering Price Per Share: $5.00

Maximum Shares: 1,000,000 shares of Nonvoting Common Stock[1]

Minimum Target Amount: $1,000
Minimum Target Shares: 200 shares of Nonvoting Common Stock

CalTier, Inc., a Delaware corporation ("CalTier," "CTR", "the Company," "we," or "us"), is offering up to $5,000,000 worth of its Nonvoting Common Stock, par value $0.0001 (the "Nonvoting Common Stock") in an offering pursuant to Regulation Crowdfunding. The minimum target amount under this offering is $1,000 (the "Target Amount"). The Company must reach its Target Amount by April 30, 2022. Unless the Company raises at least the Target Amount by April 30, 2022, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the

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[1] The Company is offering up to a maximum of 1,000,000 shares of Nonvoting Common Stock, for maximum proceeds of $5,000,000. Certain investors in this offering may be eligible to be issued additional shares of Common Stock ("Bonus Shares") based upon such investor's investment level and/or the timing of such investor's investment in the Company. In such a case, the Company will receive less than $5,000,000 from the issuance of 1,000,000 shares of Nonvoting Common Stock, as recipients of Bonus Shares will purchase shares at an effective cash price lower than $5.00 per share. *See* "Time Investment Incentives and Bonuses" and "Fixed Investment Incentives and Bonuses" below for further details on how investors can qualify for Bonus Shares.

issuer and the terms of the offering, including the merits and the risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SUMMARY OF TERMS

Offering Minimum: **$1,000 (200 shares of Nonvoting Common Stock)**

Offering Maximum: **$5,000,000 (1,000,000 shares of Nonvoting Common Stock)***

Type of Security Offered: **Nonvoting Common Stock**

Purchase Price of Security Offered: **$5.00****

Oversubscriptions accepted: **Yes, up to Offering Maximum**

Oversubscription allocation: **First come, first served, with rolling closes**

Minimum Investment Amount: (per Investor): **$1,000 (200 shares of Nonvoting Common Stock)**

Deadline to reach target offering: **April 30, 2022**

* If all investors in this offering qualify for the highest tiers of "Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" described below, the maximum proceeds from this offering will be $3,703,703 from the sale of 740,741 shares and issuance of 259,259 in Bonus Shares (for a total of 1,000,000 shares of Nonvoting Common Stock issued in this offering).
** Does not reflect the effective cash discount that would result from the issuance of Bonus Shares, described further below. Investors that are eligible for both the highest tiers of "Time Investment Incentives and Bonus" and "Fixed Incentives and Bonus" described below will pay an effective price of approximately $3.70 per share.

Time Investment Incentives and Bonuses[2]

- Days 1-3 – Investors who invest in the first 3 days of this offering going live will receive **25% additional shares of Nonvoting Common Stock as a bonus**.
- Days 4-7 - Investors who invest in days 4 to 7 of this offering will receive **20% additional shares of Nonvoting Common Stock as a bonus**.
- Days 8-14 - Investors who invest in days 8 to 14 of this offering will receive **15% additional shares of Nonvoting Common Stock as a bonus**.
- Days 15-21 - Investors who invest in days 15 to 21 of this offering will receive **10% additional shares of Nonvoting Common Stock as a bonus**.
- Days 22-30 - Investors who invest in days 22 to 30 days of this offering will receive **5% additional shares of Nonvoting Common Stock as a bonus**.

Fixed Incentives and Bonuses[3]

- Over $25,000 - Investors who purchase over $25,000 worth of our Nonvoting Common Stock at any time during this offering, will receive **5% additional shares of Nonvoting Common Stock based on the initial investment amount in addition to any other time incentive bonus listed above**.
- Over $100,000 – Investors who purchase over $100,000 worth of our Nonvoting Common Stock at any time during this offering will receive **10% additional shares of Nonvoting Common Stock based on the initial investment amount in addition to any other time incentive bonus listed above, and an all-expenses-paid trip for two for two nights[4]** to CalTier's headquarters in beautiful San Diego, CA to meet the CalTier team.

Note. No fractional shares of Nonvoting Common Stock will be issued. If any investor would receive a fractional share resulting from the Bonus Share calculations set forth above, the investor will instead receive a whole share of Nonvoting Common Stock, rounded up to the nearest whole share.

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[2] For "Time Investment Incentives and Bonuses", additional shares of Nonvoting Common Stock that investors may be eligible to receive will be calculated based on the original number of shares purchased (For example, if an investor purchases 1,000 shares during the first 1-3 days of the offering, they will receive 1,250 shares).

[3] "Fixed Incentives and Bonuses" are cumulative with the "Time Investment Incentives and Bonuses" detailed further above. If an investor qualifies for both bonuses, these "Fixed Incentives & Bonuses" calculations will be calculated based on original number of shares purchased plus the number of bonus shares received from a "Time Investment Incentives and Bonuses". (For example, if an investor purchases 10,000 shares during the first 1-3 days of the offering, they would receive a total of 13,000 shares, including 12,500 shares from the "Time Investment & Bonuses" and 500 shares from the "Fixed Incentives and Bonuses").

[4] Trip includes airfare, hotel stay and lunch for two adults (a value of up to $2,000)

THE COMPANY AND ITS BUSINESS

Overview

CalTier, Inc. ("CTR") is a fintech company seeking to change the way people around the world invest into real estate and other alternative asset classes. CTR is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist. CTR was incorporated in 2017 as a Limited Liability Corporation under the laws of the State of California and was converted into a C Corporation in 2022 under the laws of the State of Delaware.

We believe in making real estate investments easy for everyone - whether you are a seasoned investor or just getting started. CTR intends to change the way people around the world invest into alternative assets such as real estate. We created a platform (the "Platform") that enables everyday investors from around the world to benefit from investing in real estate and other alternative assets.

CTR's goal is to create and manage funds that invest in real estate. As of the date of this Offering Memorandum, CTR manages a live, Regulation A+ Tier II real estate portfolio fund, which is making investments in real estate and is available for investment by qualified purchasers. CTR also intends to launch additional funds over the next 12 months.

CTR believes everyone should be able to invest into real estate regardless of wealth level, experience, knowledge or location, and it is our goal through our Platform to make such investments available to anyone with a desire to invest in these assets.

Our Business

<u>Fund Creation & Management</u>

CTR focuses primarily on the creation, management and growth of real-estate funds that acquire real estate. Typically, these funds acquire ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public.

CTR has extensive relationships within the real estate industry and selects properties on behalf of its funds discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

Since 2019, CTR has privately syndicated nearly $2M deployed into roughly $70M worth of real estate, two of which have already successfully completed a full cycle investment process for its investors.

In November 2019, CTR launched its first Regulation A fund ("Fund I"), which is a multi-family Regulation A+ Tier II portfolio fund. In 2020, CTR successfully raised its first Regulation A+ Tier II minimum offering amount, enabling the public to invest equity for as little as $500 into Fund I's real estate ventures. CTR is entitled to earn fees for providing management services to Fund I, including an acquisition fee of up to 2.5% of the value per property that Fund I acquires, 3% of the net asset value (NAV) of Fund I at the end of each quarter, as well as construction management fees, property management fees, marketing fees, and disposition fees at the sale of a property (as applicable). CTR intends to implement similar fee structures for the other funds that it intends to establish in the future – including funds aimed at investing capital into equity, debt and government issued programs to complement CTR's current Fund I.

CTR intends to create other funds in the future.

Investment Platform

As described above, CTR created the Platform that enables everyday investors from around the world to benefit from investing in real estate and other alternative assets. CTR has over 5,000 users on its Platform as of the date of this Offering Memorandum, and is currently hosting Fund I's Regulation A+ Tier 2 offering on the Platform, in which Fund I is seeking to raise up to $50 million. As of the date of this Offering Memorandum, CTR does not charge any fees for hosting offerings on the Platform, and does not otherwise generate any revenues directly from operating the Platform.

Our Development

CTR has been developed by a driven executive team with experience in real estate, foreign direct investment (FDI), software and technology, investment visas, law, and finance. CTR has also compiled an advisory council that consists of highly experienced professionals in fund management, real estate, international tax, compliance, capital markets, and technology to better help it navigate its current and planned operations.

To date, CTR has successfully:

- Raised initial seed rounds of funding;
- Launched Fund I, its first Regulation A+ real estate portfolio fund;
- Introduced the Platform and commenced building a community of investors and users on its platform (5,000 + as of the date of this Offering Memorandum);
- Solidified key real estate partnerships providing access to $100m's worth of real estate opportunities a year;
- Introduced innovative solutions such as the "No Cost" Self-Directed IRA whereby CalTier covers the costs of a Self-Directed IRA account.
- Expanded its offerings to international investors, and much more.

CTR's mission, within the next 3 years, is to reach the following milestones:
- Acquire a large pool of vetted and verified users registered on its secure online Platform;
- Significant increase in Assets Under Management (AUM) in its real estate portfolio;
- Mobile application for iPhone and Android users (an app version of the Platform);
- Expand the type of asset offerings available on our Platform, including alternative assets other than real estate, as well as offerings of issuers unrelated to CalTier.

Market Overview

       <u>Democratization of Wealth</u>

The US equity market is worth $53 trillion according to data published by Siblis Research in December 2021. We estimate that the "retail" or "everyday" investor market is worth $3 trillion in the United States. According to Credit Suisse Global Wealth Report there are 2 billion people with a net worth of between $10,000 and $100,000, most of which is grossly underserved according to many reports. At CTR, we believe these figures indicate a massive opportunity and a great need for providing access to investors traditionally deprived of the kinds of investment opportunities we seek to facilitate.

In recent years, we have also started to see the democratization of wealth with companies like Robinhood, FundRise, eTrade, Republic, Cadre and others. Through the use of technology, investing has never been easier and more accessible; however, we believe that there are still some investments and investors that remain underserved.

Historically, certain investments, particularly institutional-grade commercial real estate, has been extremely difficult for everyday investors to participate in due to the exclusive nature of the investments, high minimums, long lock-in periods, and lack of accessibility. CTR aims to break down the traditional barriers for the everyday investor through its Platform, funds, and opportunities for not only U.S. investors but also international investors.

       <u>Real Estate</u>

Commercial real estate has historically been reserved for exclusive groups and ultra-high net worth investors. It has played a big role in contributing to the building and preserving the wealth of many throughout the years but has not been easily accessible to everyone. Through its Platform and its Fund I, CTR aims to open up the door to these traditionally hard to invest into real estate opportunities. Together with its network and real estate partners, CTR has access to hundreds of millions of dollars' worth of real estate opportunities a year, which we intend to make available to the everyday investor through the investment funds and other vehicles we establish and make open for investment.

Currently, CTR is primarily focused on institutional-grade multi-family assets. Based on our understanding of the multi-family real estate market, CTR believes that existing apartments will continue to do quite well in terms of occupancy (i.e., 95%+ occupancy rate), which is supported by the U.S. Real Estate Market Outlook 2022 published by Coldwell Banker Richard Ellis (CBRE). CTR also believes that as an asset class, multi-family assets in West, Midwest and Southwest areas will continue to benefit from appealing risk-adjusted returns. CTR's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, make apartments a relatively safe option for investment capital. As such, we intend that the focus of the funds we create in the near future will also be investing in institutional-grade multi-family real estate assets.

Regulation

The Company is in the process of becoming an internet investment advisor, which will allow us to provide investment advice through our Platform or via email to potential investors. As of the date of this Offering Memorandum, we have applied with the SEC (through a wholly-owned subsidiary) for a license to become an internet investment adviser. If we are successful in becoming an internet investment adviser, we believe it will lead to additional opportunities for our Company, but will also lead to additional compliance and regulatory requirements, as well as increased costs. There is no guarantee we will become registered as an internet investment adviser.

Employees

CTR does not currently have any employees; however, it intends to hire employees who will be compensated directly by CTR. Employees of the Company will receive compensation, including for services performed for CTR, such as technology development of its Platform, as well as marketing and advertising efforts to grow the Platform's user base. The executive officers of the Company will manage day-to-day affairs, oversee the review, selection and recommendation of investment opportunities for its funds; service acquired investments of its funds and monitor the performance of these investments to ensure that they are consistent with the investment objectives of the funds that it manages. The Company will directly bear the costs of the compensation paid to these individuals.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company is a recently formed company and has limited operating history on which to evaluate our performance. CalTier Realty, LLC was formed in 2017. It was converted into a C Corporation in March 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to continue establishing a consistent base of users for the Company's Platform, and as the funds that we have created (and intend to create) generate more consistent income, we will be entitled to increased management fees. There is no assurance that we will be profitable or generate sufficient revenues to support our operations.

The Company is not yet generating sufficient revenue to sustain its operations. The Company currently has minimal capital and for the foreseeable future will be dependent upon our ability to finance operations from revenues from operations or other financing alternatives. The Company cannot assure that it will be able to successfully raise capital. The failure to successfully raise capital could result in our bankruptcy or other event that would have an adverse effect on the value of your Nonvoting Common Stock. The Company has minimal assets, so such adverse events could put your investment at risk.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. We compete (directly or through our funds) with other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online real estate platforms that compete with the Platform. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to generate positive results from our operations.

Competition could result in reduced volumes, reduced fees or the failure of the Platform to achieve or maintain more widespread market acceptance, any of which could harm the Company. In addition, in the future the Company and the Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Some of our current or potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability may be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns.

The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors or existing investors decide to withdraw their investments from our current or future funds, our funds will be unable to deploy such capital into investments and we will be unable to collect additional fees, which would have a negative effect on our growth prospects. Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance of our funds could also make it more difficult for us to raise new capital. Investors and potential investors in our funds continually assess the performance of our funds independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our new and future funds. In addition, one of our key growth strategies is through the development of new funds. If we are unable to successfully raise capital for our existing and future funds, we will be unable to collect additional fees in connection with our management of our funds.

In addition, investors are typically permitted to withdraw their investments from our funds through various redemption plans. In difficult market conditions, the pace of investor redemptions or withdrawals from our funds could accelerate if investors move their funds to investments they perceive as offering greater opportunity or lower risk. Although investments in our funds may generally be redeemed only at a discount to the original investment amount and redemptions are subject to other restrictions, redemptions could have the effect of decreasing the capital available for investments in our funds and reduce our revenues and cash flows.

Poor performance of our funds would cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future funds. A significant portion of the Company's revenues are expected to come in the form of various management fees for managing the funds that it creates to invest in real estate assets. The Company intends these funds to invest in real estate, which is inherently risky. In the case of each investment, the Company's funds will be subject to the general risks of real property ownership, including, adverse local market conditions, financial conditions of tenants and buyers and sellers of properties, changes in availability of debt financing, real estate tax rates and other operating expenses, environmental laws and other governmental rules and fiscal policies, changes in the relative popularity of properties, dependence on cash flow, uninsurable losses and other factors which are beyond the control of the Company as the manager of these funds. In addition, the real estate industry as a whole is affected from time to time by economic and other conditions beyond its control which might have an adverse effect upon the funds of the Company, including acts of God, natural disasters, war, international hostilities, terrorism, national and international economic conditions, interest rate levels, and energy prices.

The Company may be unable to find a sufficient number of attractive opportunities for its funds, or may encounter substantial competition in seeking suitable investments for its funds. Investors in our Company will have no opportunity to evaluate or to approve the investments of our funds. As a result, our funds may choose investments with which you may not agree and would not support if you were evaluating the investment directly. Poor performance of investments made by our funds could adversely affect the total returns in those funds, which would reduce the amount of revenues we receive from our management of those funds, and could ultimately harm our operating results.

The Company is dependent on key individuals. The success of the Company will depend upon the ability of the Board of Directors and the Company's executive officers to operate the Company in a manner such that the Company achieves its objectives. There can be no assurance that these individuals will otherwise continue to be able to carry on their current duties throughout the Company's term. The loss of the services of any of the individuals that comprise the Board of Directors, or key executives, officers and/or other personnel of the Company could have a material adverse effect on the Company's operations and performance. There can be no assurance that our Board of Directors or executive officers would be able to attract and hire suitable replacements in the event of any such loss of services.

The Company will be controlled by the Board of Directors and Officers. Decisions with respect to the management of the Company are made by the Board of Directors and executive officers. Holders of our Nonvoting Common Stock will have no opportunity to control the day-to-day operation, including investment and disposition decisions, of the Company. For the foregoing reasons, no person should invest in the Company unless such person is willing to entrust all aspects of the management of the Company to the Board of Directors.

Our business model depends to a significant extent upon strong relationships with key persons and companies in the real estate market for sources of investment opportunities. The inability of our executive officers to maintain or develop these relationships, or the

failure of these relationships to generate investment opportunities, could adversely affect our business. We expect that our executive officers will maintain and develop our relationships with key persons and companies in the real estate market, and our funds will rely to a significant extent upon these relationships to provide them with potential investment opportunities. Certain key persons and companies in the real estate market regularly provide us with access to their transactions. If our executive officers fail to maintain their existing relationships or develop new relationships with key persons and companies in the real estate market for sources of investment opportunities, we will not be able to grow the investment portfolios of our funds. In addition, individuals with whom our executive officers have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for our funds.

Operational risks may disrupt our business, result in losses or limit our growth. We are heavily dependent on the capacity and reliability of the technology systems supporting our operations, whether owned and operated by us or by third parties. Operational risks such as interruption of our financial, accounting, compliance and other data processing systems, whether caused by fire, other natural disaster, power or telecommunications failure, cyber-attacks or other cyber incidents, act of terrorism or war or otherwise, could result in a disruption of our business (especially our Platform), liability to investors, regulatory intervention or reputational damage. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of our network security systems, a cyber-incident or attack or otherwise, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention or reputational damage. Insurance and other safeguards might be unavailable or might only partially reimburse us for our losses. Although we have back-up systems in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate.

The inability of our systems to accommodate an increasing volume of transactions also could constrain our ability to expand our businesses. Additionally, any upgrades or expansions to our operations or technology may require significant expenditures and may increase the probability that we will suffer system degradations and failures.

The Company may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread across the globe, including the United States, and was declared to be a pandemic by the World Health Organization.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The COVID-19 pandemic may change habits of our funds' target asset investors, tenants, lenders and service providers. We believe COVID-19 and its economic impact on our retail investors has impacted ours and our funds' ability to raise funds.

The Company has outstanding debt in the form of promissory notes. The Company has previously made issuances of promissory notes to its executive officers that remain outstanding – approximately $700,000 in total as of the date of this Offering Memorandum, which repaid by 2027. If the Company chooses to repay these notes, it may have a negative impact on the Company's ability to grow its operations as quickly as it desires. However, the Company issued these notes in order to acquire more shares to raise additional operating capital to grow. If the Company does not pay these notes when due or upon demand, it may prevent the Company from being able to borrow additional amounts or sell additional securities to finance the business, which could have a significant impact on the Company's ability to continue its operations.

Risks Related to Compliance and Regulation

Neither the Company nor its affiliates is currently registered as an investment advisor. Though the Company or its affiliates intends to register as an investment advisor, CTR is not currently registered as an "investment adviser" under federal or state laws. If the Company were deemed by a relevant authority to be acting as an unregistered investment advisor, it could be subject to a variety of penalties, including fines and sanctions. Until either the Company or an affiliate registers as an investment advisor, any fund managed by the Company will be limited on the type of investments it can make.

The Company operates in a regulatory environment that is evolving and uncertain. The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our Platform's services. For instance, in recent years, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

The Company may have investors who are non-US persons, and therefore reliant on their home countries regulations. To the extent there are regulatory changes in those countries, it may limit investors' abilities to invest and participate in this offering. Further, if relations between the United States and some of these countries worsen, investors may be unwilling to hold or buy our Nonvoting Common Stock.

Risks Related to our Securities

Holders of our Nonvoting Common Stock will not have any voting rights in our Company, and therefore will have no ability to influence decisions regarding our business. Our Certificate of Incorporation provides holders of Nonvoting Common Stock do not have any voting rights in the Company. As such, investors in this offering should be aware that they will have no ability to influence decisions regarding our business.

There is a risk that you may not receive dividends at all, or that dividends may not grow over time. The Company intends to declare payments of dividends periodically as revenues permit.   The Company has not established a minimum dividend payment level and the amount of any dividends paid will vary over time. The Company's ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this Offering Memorandum. All dividends will be declared at the discretion of the Board of Directors and will depend on earnings, financial conditions, and other factors that the Board of Directors may deem to be relevant from time to time. Among the factors that could adversely affect our results of operations and impair our ability to pay dividends are:

- the profitability of the investment of the net proceeds of this offering;

- the ability to make profitable reinvestments;

- interest charges or other expenses that reduce our cash flow;

- defaults in our asset portfolio or other decreases in the aggregate NAV of our portfolio; and

- the fact that anticipated operating expense levels may not be accurate and actual expense results are higher than estimates.

A change in any one of these factors could affect our ability to declare dividends. The Company cannot assure you that it will achieve investment results that will allow the Company to make a specified level of dividend payments or year-to-year increase in valuation.

The Company may not be able to declare dividends in the future or the Board of Directors may change the dividend policy in the future. In addition, some of the dividends may include a return of capital. To the extent that the Company decides to pay dividends in excess of the Company's current and accumulated tax earnings and profits, such dividends would generally be considered a return of capital for U.S. federal income tax purposes. A return of capital reduces the basis of an investor's investment in our Nonvoting Common Stock to the extent of such basis and is treated as capital gain thereafter.

There is only a small minimum amount set as a condition to closing this offering. Because this is a "best efforts" offering with a small minimum (or Target Amount), we will have access to any funds tendered after that Target Amount is met. This might mean that if we reach our Target Amount, it may leave the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The Company's valuation and offering price have been established internally and are difficult to assess. CTR has set the price of its Nonvoting Common Stock independently, at $5 per share. Valuations for companies at this stage are generally speculative. The Company has generated limited revenues so far. The Company's valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Nonvoting Common Stock, our other classes of shares, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, each investor should read this Form C and all Exhibits carefully and should consult with his or her own attorney and business advisor prior to making any investment decision.

This investment is illiquid. There is currently no established market for reselling our Nonvoting Common Stock. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Nonvoting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company, or provide investors with voting rights, or other preferential rights over investors in our Nonvoting Common Stock in this offering.

Other investors in our Company have additional rights and are entitled to receive additional benefits than those being offered to investors in this Offering. Holders of the Company's Voting Common Stock have certain rights that are not available to holders of our Nonvoting Common Stock that investors may purchase in this offering. For example, our Voting Common Stock has voting rights in the Company. See "Description of Capital Stock" for further details. Investors should be aware of the rights associated with the securities they are purchasing in this offering.

We are offering Bonus Shares to some investors in this offering, which effectively gives them a discount on their investment. Certain investors in this offering who invest more than $25,000 and/or invest within 30 days of the commencement of this offering are entitled to receive Bonus Shares based on the amount of their investment, which effectively gives them a discount on their investment. Therefore, the value of shares of investors who either (i) invest less than $25,000 or (ii) do not invest within the first 30 days of the offering commencement and pay the full price for the Nonvoting Common Stock in this offering will be immediately diluted by investments made by investors entitled to receive the Bonus Shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify only for the minimum Bonus Shares available, if other investors qualify for greater Bonus Share incentives.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Offering Memorandum, the Company's executive officers and directors are as follows:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Matthew Belcher	Chief Executive Officer, President, and Director	2017 - Current	Full time
Parker Smith	Chief Financial Officer, Chief Operating Officer, Director	2017 - Current	Full time
Travis Hook	Chief Information Officer, Secretary, and Director	2017 - Current	Full time

Matthew Belcher, Chief Executive Officer, President, and Director
Matt Belcher is a founder of CTR. He has over 20 years executive management experience across several continents covering deal structuring, M&A and sales/marketing while working

with some of the largest companies in the world including BP, Shell, The International Olympic Committee, FT.com, Barclays Capital, Deutsche Bank, Virgin and many more. From 2016 to the present, he has been CEO of the San Diego EB-5 Regional Center, a USCIS approved Regional Center of which he is a co-founder. From 2017 to the present, he has also been the Managing Partner of Woodmont EB-5 Regional Center. Within these roles, he provides high-value advice, project direction, fund management and deal-making services to project owners and stakeholders looking to leverage the EB-5 funding program and foreign direct investment (FDI) as a whole. He has been engaged in many aspects of complex real estate transactions, deal origination, Foreign Direct Investment (FDI), foreign trade and deal structuring. His Real Estate experience covers projects and deals ranging from $1 million to over $1 billion. Matt is also a Co-Founder San Diego EB-5 Regional Center and Co-Founder - SDEB5 Consulting.

Parker Smith, Chief Financial Officer, Chief Operating Officer, Director
Parker Smith is the CFO, COO, and a Director of CTR. Since 2016, Mr. Smith has been a Co-Founder and Managing Attorney at Sy and Smith, PC, focusing on Civil Litigation, Immigration Law, and Business Transactions. Prior to Sy and Smith, Parker worked for one of the top U.S. defense consulting firms and managed his own legal practice. Parker Smith received his Juris Doctor from Thomas Jefferson School of Law. He has a Bachelor's in Business Finance from Brigham Young University, and spent several years working in the banking industry. He is a member of the California and Utah State Bars and is fluent in Spanish.

Travis Hook, Chief Information Officer, Secretary, and Director
Travis Hook is a founder of CTR. From 2013 to 2016, Travis Hook worked as a residential and commercial real estate agent under Coastal Pacific Real Estate Brokerage in La Jolla, CA. In 2015, he co-founded MyCityShares, LLC, a management consulting company offering custom research, document creation, consulting and audit solutions to help domestic and international clients take advantage of the U.S. investment visa programs through U.S. Real Estate acquisition and development opportunities. In 2016, Travis Hook also co-founded the San Diego EB-5 Regional Center, a regional development entity licensed by the United States Citizenship and Immigration Services (USCIS) to promote regional job creation through foreign investment. He received his Bachelor's of Science from Baylor University in 2008 and his Masters of Business Administration from Marshall Goldsmith School of Management in 2015, with an emphasis on entrepreneurship and international business and currently pursuing an Industrial and Organizational Psychology PhD at California School of Professional Psychology in San Diego, CA.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Ownership

There are no shareholders of our Company that own more than 20% of our voting securities individually as of April 1, 2022. The following table shows the ownership of the Company's executive officers and directors, who are significant shareholders of our Company.

Name of Beneficial owner	Amount (and class of securities held)	Percent of voting power prior to the Offering
Herts Investment International, LLC*	1,785,000 (Voting Common Stock)	17.85%
Parker Smith	1,785,000 (Voting Common Stock)	17.85%
Travis Hook, LLC**	1,785,000 (Voting Common Stock)	17.85%

* Matt Belcher owns 100% of Herts Investments International, LLC
** Travis Hook owns 100% of Travis Hook, LLC

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $1,000 Raise (the "Target Amount")	Allocation After Offering Expenses for a $1,000,000 Raise	Allocation After Offering for a $5,000,000 Raise (the "Maximum Offering Amount")*****
Offering Costs*	$1,000	$85,000	$285,000
Selling Commissions and Fees **	$0	$30,000	$150,000
CalTier Platform and Technology	$0	$50,000	$750,000
Operational and General Administrative	$0	$300,000***	$1,250,000****
Marketing and Advertising	$0	$530,000	$2,560,000

* Offering Costs include legal, financial and other third party services associated with developing and filing the offering "Offering Summary".
** Includes a $5,000 set-up fee payable to Rialto Markets LLC, as well as 3% cash commission payable to Rialto Markets LLC and 5% commission payable to Castle Placement on proceeds raised in this Offering. Does not include a 1% equity commission payable to Rialto Markets LLC, which may result in the issuance to Rialto of up to 10,000 shares of Nonvoting Common Stock at the maximum offering amount in this Offering.
***Includes salaries of approximately $10,000 per month for each Executive Officer and approximately $6,000 per month for all other employees of our Company.
****Includes salaries of approximately $20,000 per month for each Executive Officer and $50,000 per month for all other employees of our Company.
*****If all investors receive the maximum "Time Incentives and Bonuses" and "Fixed Time Incentives and Bonuses", the maximum proceeds to the Company will be approximately $3.7 million. In such a scenario, the uses of proceeds set forth in the table above will be reduced by roughly 26% on average for each category.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by PKF San Diego, LLP. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum. We note that the financial statements are in the name of "CalTier Realty, LLC" which is the previous name of the Company. Effective March 23, 2022, subsequent to the preparation of the financial statements, the Company previously converted from a California limited liability company to a Delaware corporation, and changed its name to "CalTier, Inc." in the process. As such, the financial statements of "CalTier Realty, LLC" are the financial statements of the Company.

Results of Operations

Revenues: The Company generated $35,246 in revenues during the twelve months ended December 31, 2020 – a 54% decrease from revenues of $75,844 for the twelve months ended December 31, 2019. This decrease in revenues in 2020 was primarily the result of the global pandemic and a slowdown in investments while the Company slowed marketing efforts and waited to see how the pandemic would affect the real market, which led to a reduction of revenues in 2020. As of December 31, 2020, all of the Company's revenues were derived from its asset management and fund management services to the funds established by the Company.

Operating Expenses: The Company incurred total operating expenses of $63,374 during the twelve months ended December 31, 2020 – a 54% decrease from operating expenses of $136,464 for the twelve months ended December 31, 2019. Operating expenses decreased in line with decreased revenues in 2020, as the Company spent less on selling, general and administrative expenses, as well as professional and legal expenses in 2020 than it did during the twelve months ended December 31, 2019.

Net Loss: As a result of the foregoing, the Company incurred a net loss of $35,128 for the twelve months ended December 31, 2020 compared to a net loss of $63,244 for the twelve months ended December 31, 2019.

Liquidity and Capital Resources

As of December 31, 2020, the Company had $844 in cash and cash equivalents, and $244,371 in total assets, comprised of $30,152 in accounts receivable from related parties, and $213,375 in advances to related parties. To date, the Company has not made any profits and is still a "development stage company."

The Company was initially capitalized by private placements under 506(b) of Regulation D, for which it received $175,000 in exchange for equity of the Company, raised from both affiliates of the Company and outside investors.

Receiving proceeds from this offering under Regulation Crowdfunding, or from other sources of financing, is necessary for the viability of the Company. The Company's minimum current burn rate is approximately $1,000 per month, excluding costs associated with this offering. However, as we continue to fundraise and develop our operations, we anticipate increasing our monthly costs proportionately. The Company believes that if it receives the maximum proceeds from this offering, the Company could continue to grow and be viable for the next 12 months. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Subsequent to December 31, 2020, the Company received an additional $725,000 in investments via an 506(b) Regulation D offering.

Indebtedness

On February 22, 2022, the Company issued promissory notes to each of Herts Investment International, LLC (an entity owned by Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes were issued by the Company as consideration for the Company repurchasing Voting Common Stock (at the time, limited liability company interests) from each of (Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes each bear interest at 5% per annum and, subject to the Company having sufficient cash flows as reasonably determined by the Company's management, are due and payable in five tranches (each one-year apart) with 20% of the outstanding principal and interest due each year, until the entire balance has been repaid (if according to schedule, on February 22, 2027).

As of the date of this Offering Memorandum, the outstanding principal and interest owed by the Company on each promissory note described above is $230,000 to Herts Investment International, LLC (an entity owned by Matthew Belcher), $230,000 to Travis Hook, and $230,000 to Parker Smith.

Plan of Operations

We were formed on August 18, 2017, and we have been operational since 2019. We have established the following milestones in our plan of operations:

● If the Company raises the Target Amount set out in "Use of Proceeds," it will use those funds to cover the costs of the offering, and will continue to rely on its revenues to fund its business.
● If the Company raises the $1,000,000 in this offering, the Company plans to continue to grow Fund I, and use proceeds generated from management fees of those funds to pay for the marketing, operational, legal, accounting, and compliance needs of the Company.
● If the Company raises the maximum offering amount in this offering of $5,000,000, the Company intends to introduce its second real estate fund within three months of closing this offering followed by an internationally focused Regulation D and S offering.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the Company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

CTR believes that existing apartments will continue to do quite well in terms of occupancy (i.e., 95%+ occupancy rate), CTR also believes that as an asset class, multi-family assets in West, Midwest and Southwest areas will continue to benefit from appealing risk-adjusted returns. CTR's understanding is that even through the volatility of the markets, the fundamental demand for housing, coupled with population growth, make apartments a relatively safe option for investment capital. As such, we intend that the focus of the funds we create in the near future will also be investing in institutional-grade multi-family real estate assets.

The Company is in the process of becoming an internet investment advisor, which will allow us to provide investment advice through our Platform or via email to potential investors. As of the date of this Offering Memorandum, we have applied with the SEC (through a wholly-owned subsidiary) for a license to become an internet investment adviser. If we are successful in becoming an internet investment adviser, we believe it will lead to additional opportunities for our Company, but will also lead to additional compliance and regulatory requirements, as well as increased costs. There is no guarantee we will become registered as an internet investment adviser.

RELATED PARTY TRANSACTIONS

Promissory Notes with Officers and Directors

On February 22, 2022, the Company issued promissory notes to each of Herts Investment International, LLC (an entity owned by Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes were issued by the Company as consideration for the Company repurchasing Voting Common Stock (at the time, limited liability company interests) from each of (Matthew Belcher), Travis Hook, and Parker Smith. The promissory notes each bear interest at 5% per annum and, subject to the Company having sufficient cash flows as reasonably determined by the Company's management, are due and payable in five tranches (each one-year apart) with 20% of the outstanding principal and interest due each year, until the entire balance has been repaid (if according to schedule, on February 22, 2027).

Each note will become immediately due and payable upon a "Change of Control". A "Change of Control" – i.e. a sale of substantially all of the assets of the Company or a transaction in which 50% or more of the voting power of the Company is acquired.

Finally, upon an "event of default", the holder of the note may declare the entire unpaid balance of the note to be immediately due and payable. An "event of default" under the note may occur if the Company fails to make any required payments due under the note within 30 days of the due date, or if the Company commences an action to declare bankruptcy.

As of the date of this Offering Memorandum, the outstanding principal and interest owed by the Company on each promissory note described above is $230,000 to Herts Investment International, LLC (an entity owned by Matthew Belcher), $230,000 to Travis Hook, and $230,000 to Parker Smith.

RECENT OFFERINGS OF SECURITIES

We have made the following exempt offerings of securities within the last three years.

Date of Commencement of Offering (MM/YYYY)	Offering Exemption Relied Upon	Securities Offered	Final Amount of Shares Sold	Final Proceeds	Use of Proceeds
01/2018	Regulation D 506(b)	Nonvoting Common Stock	1,733,333	$145,000[1]	Operational, Marketing, Technology
05/2020	Regulation D 506(b)	Voting Common Stock	524,500[1]	$770,000[1]	Operational, Marketing, Technology

(1) This offering is still ongoing as of the date of this Offering Memorandum. As such, these numbers reflect amounts sold in this offering as of the date of this Offering Memorandum.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our Nonvoting Common Stock. This summary reflects CalTier's Certificate of Incorporation and Bylaws and does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, copies of which are included as Exhibit C and D, respectively, to this this Offering Memorandum. For a complete description of the Company's Nonvoting Common Stock, you should refer to our Certificate of Incorporation, Bylaws and applicable provisions of Delaware General Corporation Law.

General

The Company's authorized capital stock consists of 7,266,667 shares of Voting Common Stock, par value $0.0001 per share, and 2,733,333 shares of Nonvoting Common Stock, par value $0.0001 per share. For this offering, the Company is issuing up to 1,000,000 shares of Nonvoting Common Stock at purchase price of $5.00 per share. We collectively refer to our Voting Common Stock and Nonvoting Common Stock below as "Common Stock".

Common Stock

Dividend Rights

The Board of Directors may declare a dividend to holders of the Company's Common Stock from time to time upon their discretion.

Voting Rights

Holders of Nonvoting Common Stock do not have voting rights in the Company. Holders of Voting Common Stock have voting rights in the Company, and may vote to require the Company to take certain actions (such as the removal of directors of the Company upon affirmative vote of the holders of a majority of the voting power of the Company).

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of shares, common or preferred, that we may designate in the future.

What It Means To Be A Minority Holder

As an investor in Nonvoting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

For a year, the Nonvoting Common Stock can only be resold:

- In an IPO or other public offering registered with the SEC;

-To the Company;

-To an accredited investor; and

-To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting   control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount   of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g.,   the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Priced Our Nonvoting Common Stock

The Company determined the valuation internally based on a number of factors, including:

- Competitor analysis
- Market size of our Company's products and services, and our estimation of what portion of that market we could capture
- Business and real estate relationships of our Company
- Cost to reproduce our products and services by competitors.
- Revenue and potential revenue of our Company's operations
- Value of our customer(s)
- Paid legal and offering expenses; and
- Cash provided by our founders and existing investors

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. Any annual reports will be posted on the transfer agent's system, KoreConx

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS
Information Regarding Length of Time of Offering

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12- month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.caltier.com

Exhibits Index

Exhibit A. Offering Memorandum
Exhibit B. Financial Statements
Exhibit C. Offering Page
Exhibit D. Certificate of Incorporation
Exhibit E. Bylaws
Exhibit F. "Testing the Waters" Materials
Exhibit G. Form of Subscription Agreement